Exhibit 99.5

Offers to Exchange
Of
Bank of America Corporation

To Our Clients:

Enclosed is a Prospectus, dated          , 2007 (the “Prospectus”) of Bank of America Corporation (“Bank of America”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together constitute Bank of America’s offers to exchange (the “exchange offers”) all of its outstanding 5.42% Subordinated Notes due March 15, 2017, or the “old 2017 notes,” for its 5.42% Subordinated Notes due March 15, 2017, or its “new 2017 notes,” and all of its outstanding 5.49% Subordinated Notes due March 15, 2019, or its “old 2019 notes,” for its 5.49% Subordinated Notes due March 15, 2019, or its “new 2019 notes.” The old 2017 notes and the old 2019 notes, which were not registered under the Securities Act of 1933, as amended (the “Securities Act”), are collectively referred to herein as the “old notes.” The new 2017 notes and the new 2019 notes, which have been registered under the Securities Act, are collectively referred to herein as the “new notes.”

Please note that the exchange offers will expire at 5:00 p.m.,
New York City time, on          , 2007 unless extended.

The exchange offers are not conditioned upon any minimum number of old notes being tendered.

We are the holder of record and/or participant in the book-entry transfer facility of old notes held by us for your account. A tender of such old notes can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The letter of transmittal is furnished to you for your information only and cannot be used by you to tender old notes held by us for your account.

We request instructions as to whether you wish to tender any or all of the old notes held by us for your account pursuant to the terms and conditions of the exchange offers. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

Pursuant to the Letter of Transmittal, each holder of old notes will represent to Bank of America that (i) the holder is not an “affiliate” of Bank of America, (ii) any new notes to be received by the holder are being acquired in the ordinary course of its business, and (iii) the holder has no arrangement or understanding with any person to participate, and is not engaged and does not intend to engage in a distribution (within the meaning of the Securities Act) of such new notes. If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, we will represent on behalf of such broker-dealer that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes, such broker-dealer is not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you wish to have us tender any or all of your old notes, please so instruct us by completing, executing and returning to us the instruction form attached to this letter. An envelope to return your instructions to us is enclosed. If you authorize the tender of your old notes, all such old notes will be tendered unless otherwise specified on the attachment to this letter. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the exchange offers. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR INFORMATION ONLY AND MAY NOT BE USED DIRECTLY BY YOU TO TENDER OLD NOTES.